

October 21, 2005

Via U.S. Mail and facsimile at 773 399-0126

Marc Bassewitz
Senior Vice President and General Counsel
8700 West Bryn Mawr - 2nd Floor
Chicago, IL 60631

Re: **Bally Total Fitness Holding Corporation**
        DEFA 14A filed October 19, 2005
        File No. 1-13997

Dear Mr. Bassewitz:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review.   Feel free to call us at the telephone number listed at the end of this letter.

1.   Communications made in reliance on Rule 14a-12 must be accompanied by a description of the participants' "direct or indirect interests." The Company has inappropriately interpreted this rule to provide filers with the option of directing security holders to a document not filed under the cover of Schedule 14A. Please either separately file the participant information under cover of Schedule 14A immediately or confirm to us that the next preliminary communication will be accompanied by such participant information. See Rule 14a-12(a)(1)(i).

                                        * * * *

        As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response.   Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

In connection with responding to our comment, please provide, in writing, a statement acknowledging that:

- the filer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions